MYTRAVEL

RECEIVED

2006 NOV -7 P 1:43

OFFICE OF INTERNATIONAL CORPORATE FINANCE

MyTravel Group plc
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale,
Lancashire OL11 1SA

t +44 (0) 1706 742000
www.mytravelgroup.com

1 November 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549



06018214

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company:-

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 24th, 27th & 31st of October 2006, the Company filed with the London Stock Exchange announcements regarding Notifications of Major Interests in Shares.

Very truly yours,

Karen Houlihan-Lane

Karen Houlihan-Lane
Company Secretarial Assistant
MyTravel Group plc

Enclosures

PROCESSED
NOV 13 2006
THOMSON FINANCIAL

dw 11/8

part of MYTRAVEL group

MyTravel Group plc.
Registered Office
Holiday House, Sandbrook Park, Sandbrook Way,
Rochdale, Lancashire OL11 1SA

Registered in England.
Company Registration No. 742748

J:Grpsec-15-07-0801-001-SEC-3-061101

MYTGrouplet0001

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

UBS AG

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

UBS AG acting through its business group and legal entities

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p Ordinary Shares

10. Date of transaction

Not supplied

11. Date company informed

30 October 2006

12. Total holding following this notification

Not supplied - no longer has a notifiable interest

13. Total percentage holding of issued class following this notification

Not supplied – no longer has a notifiable interest

14. Any additional information

15. Name of contact and telephone number for queries

Greg McMahon – 01706 74 6140

16. Name and signature of authorised company official responsible for making this notification

Greg McMahon, Group Company Secretary



Date of notification

31 October 2006

UBS AG
100 Liverpool Street

Legal & Compliance Europe
100 Liverpool Street
London
EC2M 2RH
Tel. +44-20 7568 4981
Fax +44-20 7567 9899

www.ubs.com

Strictly Private & Confidential

Company Secretary
My Travel Group PLC
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale
Lancashire
OL11 1SA

Fax: 01706 742117

30th October 2006

Dear Sir/Madam,

Section 198 Companies Act 1985

Pursuant to Section 198 of the Companies Act 1985 we write to inform you that as at the close of its business on 26th October 2006, UBS AG, acting through its business group and legal entities no longer had a notifiable interest in My Travel Group PLC.

If you require any further information concerning this notification, please contact Louise Robinson in the EMEA Compliance Department of UBS AG London Branch on Tel: +44 20 7567 8762.

Yours faithfully,

p.p. Alexandra Harper



Paul Geradine
Director
Compliance

Angela Huff
Associate Director
Compliance

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Announcement Details

Company Name	MyTravel Group plc
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Embargoed for 11:30 24 Oct 2006
Related Company Information	None
Contact Name	Michael Vaux
Contact Telephone No	01706 746142
Additional Distribution	

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

UBS AG

3. Please state whether notification indicates that it is in respect of holding of the shareho above or in respect of a non-beneficial interest or in the case of an individual holder if it is

person's spouse or children under the age of 18

UBS AG through its group and legal entities

4. Name of the registered holder(s) and, if more than one holder, the number of shares h
them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p Ordinary Shares

10. Date of transaction

Not supplied

11. Date company informed

24 October 2006

12. Total holding following this notification

No longer a notifiable interest.

13. Total percentage holding of issued class following this notification

No longer a notifiable interest

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux – 01706 74 6142

16. Name and signature of authorised company official responsible for making this notific

Mike Vaux, Assistant Group Company Secretary

Date of notification

24 October 2006

---

previous  cancel  confirm 

UBS AG
100 Liverpool Street

Legal & Compliance Europe
100 Liverpool Street
London
EC2M 2RH
Tel. +44-20 7568 4981
Fax +44-20 7567 9899

www.ubs.com

Strictly Private & Confidential

Company Secretary
My Travel Group PLC
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale
Lancashire
OL11 1SA

Fax: 01706 742117

23rd October 2006

Dear Sir/Madam,

Section 198 Companies Act 1985

Pursuant to Section 198 of the Companies Act 1985 we write to inform you that as at the close of its business on 19th October 2006, UBS AG, acting through its business group and legal entities no longer had a notifiable interest in My Travel Group PLC.

If you require any further information concerning this notification, please contact Nimisha Sachdev in the EMEA Compliance Department of UBS AG London Branch on Tel: +44 20 7568 9289.

Yours faithfully,





Paul Geradine
Director
Compliance

Angela Huff
Associate Director
Compliance

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update
MyTravel Group plc	Holding(s) in Company	15:30 27 Oct 06	14:06 27 Oct 06

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

UBS AG

3. Please state whether notification indicates that it is in respect of holding of the sharehol above or in respect of a non-beneficial interest or in the case of an individual holder if it is person's spouse or children under the age of 18

UBS AG through the following business group and legal entities :

UBS Global Asset Management Life Ltd
UBS AG London Branch

4. Name of the registered holder(s) and, if more than one holder, the number of shares he them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p Ordinary Shares

10. Date of transaction

Not supplied

11. Date company informed

27 October 2006

12. Total holding following this notification

UBS Global Asset Management Life Ltd	633,989 shares
UBS AG London Branch	13,213,301 shares
UBS AG Total	13,847,290 shares

13. Total percentage holding of issued class following this notification

UBS AG 3.00%

14. Any additional information

None of the relevant shares are shares in which UBS AG is interested by virtue of section 208(5) of the Companies Act 1985

15. Name of contact and telephone number for queries

Mike Vaux – 01706 74 6142

16. Name and signature of authorised company official responsible for making this notific

Mike Vaux, Assistant Group Company Secretary 

Date of notification

27 October 2006

END

status list 

UBS AG
100 Liverpool Street

Legal & Compliance Europe
100 Liverpool Street
London
EC2M 2RH
Tel. +44-20 7568 4981
Fax +44-20 7567 9899

www.ubs.com

Strictly Private & Confidential

Company Secretary
My Travel Group PLC
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale
Lancashire
OL11 1SA

Fax: 01706 742117

26th October 2006

Dear Sir/Madam,

Section 198 Companies Act 1985

Pursuant to Section 198 of the Companies Act 1985 we write to inform you that as at the close of its business on 25th October 2006, UBS AG, acting through its business group and legal entities detailed below, had an interest in 13,847,290 Ordinary shares of My Travel Group PLC, representing 3.01 per cent of the issued share capital of the Company (461,067,136).

None of the Relevant Shares are shares in which UBS AG is interested by virtue of Section 208(5) of The Act.

UBS business group / legal entity	**Breakdown of position held (%)**	
UBS Global Asset Management Life Ltd	633,989 shares	0.14%
UBS AG London Branch	13,213,301 shares	2.87%
UBS AG - Total	**13,847,290 shares**	~~3.01%~~ 3.00%

(24 Oct - No int)

If you require any further information concerning this notification, please contact Louise Robinson in the EMEA Compliance Department of UBS AG London Branch on Tel: +44 20 7567 8762.

Yours faithfully,





Paul Geradine
Director
Compliance

Angela Huff
Associate Director
Compliance